India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

April 7, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Rufus Decker
Accounting Branch Chief

Re:	India Globalization Capital, Inc.
Forms 10-K & 10-K/A for the Year Ended March 31, 2010
Forms 10-Q for the Periods Ended June 30, 2010, September 30, 2010 and December 31, 2010
Definitive Proxy Statement on Schedule 14A filed on July 23, 2010
File No. 1-32830

Dear Mr. Decker:

This is our response to the SEC Staff’s comments in your letter of February 25, 2011 to India Globalization Capital, Inc. (IGC) in regard to the above-referenced filings.

For your convenience, we have included each of the Staff’s comments in italics before each of IGC’s responses.  References in this letter to “we,” “our” or “us” mean IGC or its advisors, as the context may dictate.

ss:	India Globalization Capital, Inc.
John Selvaraj,
Treasurer, Principal Accounting
and Financial Officer

1 of 52

FORM 10-K/A FOR THE YEAR ENDED MARCH 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

IGC response:  In our responses below, we have indicated which comments we will address by amending IGC’s existing SEC filings and which comments we will address in subsequent filings. Unless we are told otherwise by the SEC, we will wait for the SEC’s comments on this response before amending our current filings.  We will take the SEC’s comments from the letter dated February 25, 2011 into account in the preparation of subsequent filings.

Facing Page

2. You state here and in the September 30, 20l0 that India Globalization Capital’s Commission file number is 000-l326205. The EDGAR system reflects India Globalization Capital’s Commission file number as l-32830. Please revise.

IGC response:  We will use 1-32830 as the file number in subsequent SEC filings.

Business

Core business competencies - page 4

3. Your disclosure states that IGC’s services to its customers are based upon several core competencies. Please identify and describe each of the core competencies, and expand the discussion under each of the core business areas to make clear which subsidiary is responsible for the core business area and to describe in sufficient detail what the subsidiary’s activities in the core business area are as well the percentage of your revenue generated by each area. Please also put the size of your operations in context as compared to the broader industry, economic, and country specific data that you provide. We note the disclosure under “Overview” on page 4.

IGC response:

Our core business competencies are:

1.	A sophisticated, integrated approach to project modeling, costing, management, and monitoring.
2.	In-depth knowledge of southern and central Indian infrastructure development.
3.	Knowledge of low cost logistics for moving commodities across long distances in specific parts of India.
4.	In-depth knowledge of the licensing process for mines and quarries in southern and central India.
5.	Strong relationships with several important construction companies that operate in southern and central India.

2 of 52

Our core business areas are:

1.
Highway and heavy construction.  The Indian government has developed a plan to build and modernize Indian infrastructure.  The Wall Street Journal reported on March 23, 2010 that the government plans to double infrastructure spending from $500 billion to $1 trillion.  It will pay for the expansion and construction of rural roads, major highways, airports, seaports, freight corridors, railroads and townships.  A significant number of our customers are engaged in highway and heavy construction.  Our subsidiary Techni Bharathi Limited (‘TBL’), a small road building company, is engaged in highway and heavy construction activities.  TBL has constructed highways, rural roads, tunnels, dams, airport runways, and housing complexes, mostly in southern states.  TBL, because of its successful execution of contracts, is pre-qualified by the National Highway Authority of India (NHAI) and other agencies. TBL’s share of the overall Indian construction market is very small. However, TBL’s prequalification and prior track record provides a way to grow the company in highway and heavy construction.  Currently, TBL is engaged in the recovery of construction delay claims that it is pursuing against NHAI, the Airport Authority of Cochin, and the Orissa State Works. Our share of the overall market in India is significantly less than 1%.

2.
Quarrying rock aggregate.  Our subsidiary, IGC Materials Private Limited (‘IGC-MPL’), is responsible for our rock aggregate production. The subsidiary currently has two quarrying agreements with other equity joint venture local partners.  The two quarries being mined have approximately 10 million to 11 million metric tons of rock aggregate, or about $40,000,000 of reserves at current prices. In addition IGC-MPL has applied, on its own, for licenses for mining and quarrying. IGC-MPL is also in active negotiations with other land and license owners to expand the number of producing quarries available to it.  With the production of the two quarries in Nagpur, our subsidiary is one of the largest suppliers in the immediate area. Our share of the overall market in India is currently less than 1%. However, IGC-MPL has a growing regional presence in the Nagpur area.

3.
Mining and trading.  This activity currently centers on the export of iron ore to China and the resale of iron ore to traders in India. India is the fourth largest producer of iron ore.   The Freedonia Group projected in May 2010 that China’s $1.15 trillion construction industry will grow 9.1% every year until 2014. This growth will increase China’s already large demand for steel. China is expected to produce 600 million metric tons of steel in 2010, which, as The Wall Street Journal reported, is expected to be almost half of total global output. We believe that IGC is well positioned to provide some Chinese steel mills with the iron ore needed to meet their demand.  Our subsidiary IGC Mining and Trading Private limited (IGC-IMT), based in Chennai, India, is engaged in the iron ore business.  The subsidiary has relationships and in some cases agreements with mine owners in Orissa and Karnataka, two of the largest ore mining belts in India. In addition, it operates facilities at seaports on the west coast of India and to a lesser extent on the east coast of India.  The facilities consist of an office and a plot of land within the port to store iron ore. Our staff is experienced in delivering and managing the logistics of ore transport. Our subsidiary services a customer in China by buying ore from Indian mine owners, transporting it to seaports and then subcontracting stevedores to load the ships. Our share of the export market for iron ore is less than 1%.

3 of 52

4.
Construction and maintenance of high temperature plants.  Through our unconsolidated, minority interest in our affiliate, Sricon Infrastructure Private Limited (Sricon), we engage in the civil engineering, construction and maintenance of high temperature plants. Sricon also has the specialized skills required to build and maintain high temperature chimneys and kilns. Sricon’s share of this market in India is less than 1%. We currently hold equity in Sricon.

The following table sets out the revenue contribution from our subsidiaries, including our minority interest in Sricon:

Subsidiary	Revenue percentages
TBL	22%
IGC-IMT	56%
IGC-MPL	3%
IGC-LPL	2%
Sricon	17%
Total	100%

According to the global market researcher eMpulse, the construction industry’s total market size in India is approximately $53 Billion. According to Reuters, India exports about 100 million tons of iron ore per year. Prices for iron ore have averaged around $140 per metric ton. The rock aggregate market is India is approximately $3 billion. As noted above, our share of these markets is less than 1%.

Mining and Quarrying - page 4

4. Disclosure that IGC is in the process of teaming with landowners to build out rock quarries appears inconsistent with pictures on IGC’s website of what appear to be fully operational quarrying activities. Please reconcile the disclosure with the information on the website.

IGC response: We will amend the first paragraph under Mining and Quarrying in future filings as follows:

4 of 52

As Indian infrastructure modernizes, the demand for raw materials like stone aggregate, iron ore and similar resources is projected to greatly increase. In 2009, according to the Freedonia Group, India was the third largest stone aggregate market in the world. The report projected that Indian demand for crushed stone will increase to 770 million metric tons in 2013 and 1.08 billion metric tons in 2018.  Through agreements with local partners, we operate two quarries in and near Nagpur, India. In addition, we have applied to the Indian government for licenses for the development of rock aggregate quarries but there can be no assurance that we will receive such licenses. We are also in the process of teaming with other landowners to build out more rock quarries.

We propose to caption the pictures on our Web site to indicate that the quarrying is being done through partnerships with owners of land and of quarrying licenses in and around Nagpur, Maharashtra India.

5. You disclose that you have licenses for the development of rock aggregate quarries. Please provide the following:

•	Please tell us and disclose what these licenses are and how and when were these licenses obtained;

IGC response:  All quarrying or mining activities in India require a license.  Obtaining a quarrying license is difficult and typically takes between twelve and eighteen months. The process involves a competitive application process.  As discussed in our responses to comments 3 and 4 above, we do not directly hold any mining or quarrying licenses.  However, Sricon holds licenses and we quarry under licenses held by our partners. In addition IGC-MPL has applied for licenses in its own name.  The revised disclosure provided in our response to Comment 4 should clarify this point.

•	Please disclose whether these licenses are reflected on your balance sheet. If so, at what amount are these licenses recorded;

IGC response:  As noted above, IGC and its subsidiary do not currently directly own any licenses.  Therefore quarrying licenses are not reflected in IGC’s financial statements.

•	Please disclose how you accounted for the acquisition of these licenses;

IGC response:  Because we do not currently directly own any licenses, we did not incur any acquisition costs for the licenses we are using.

•
Please summarize the material provisions of the licenses, including their duration. Further, advise what consideration you have given to filing the license agreements as exhibits to the 10-K. See Item 601(b)(10) of Regulation S-K.

IGC response:    For all quarries, the licenses are granted for two years.  The licenses are automatically renewed for additional periods of two years, provided that all royalty payments and taxes to the Indian government are paid up to date. The Kelzar and IGC-SIIPL agreements were not included as exhibits because they represented less than 5% of revenue and were not deemed to be material.

5 of 52

Risk Factors - page 7

General

6. We note the statement “These risk factors are not necessarily exhaustive and additional risk factors, if any, may be material or have significance to an individual investor.” Since India Globalization Capital must disclose all risks that it believes are material at this time, please delete the statement in future filings.

IGC response:  We will delete the quoted statement from our future filings.

7. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a) In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

IGC response:
We have subsidiary operations primarily at four locations: Chennai, Bangalore, Nagpur and Cochin. All of these four locations are in India. At each of these locations, we have a well-defined finance function consisting of experienced people. We have implemented an internal control system at each of these locations that consists of an adequate segregation of duties and effective monitoring of critical processes. We believe that the major risk areas from a financial reporting perspective include the cash disbursement process, the expense approval process, and the contract delivery process. We have established effective monitoring mechanisms for each of these processes that include additional transaction approvals by authorized individuals who are not assigned to the subsidiary. We believe that these constitute our primary level of preventive controls.

Additionally, we augment our internal control system through an internal audit process conducted by an external firm at each of these locations. The mandate for internal audit includes testing of the existing internal control system as well as evaluation of effectiveness of the internal control system. Our internal auditors issue separate internal audit reports based on the testing. We use these internal audit reports as a basis for evaluating whether there are any changes required in the internal control system. These are our primary detective controls.

Please also refer to our response to query 7(b) below to understand our processes and controls over preparation of financial statements.

6 of 52

b) If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

IGC response:  We maintain our books in accordance with U.S. GAAP in U.S. dollars for the parent company, IGC, and its subsidiary, IGC-Mauritius.  For the Indian subsidiaries, we maintain books in accordance with Indian GAAP denominated in Indian rupees (INR).

As part of the closing procedures we convert from Indian GAAP to U.S. GAAP including translation into USD for the purpose of consolidation. While our teams have gone through internal training programs in U.S. GAAP adjustments that affect IGC, recently, we have also appointed a large international accounting firm, based out of India, on a retainer, as our accounting advisor and for any non-recurring transactions, clarification or guidance needed. Our teams have access to professional accountants with relevant experience. We currently perform this function with our own personnel.  Once the review process is completed, a team consisting of SEC reporting consultants, accountants from each of our operating subsidiaries, and others prepare the necessary filings and disclosures.  The filing is then checked against a U.S. GAAP disclosure checklist to help ensure adequate disclosure and compliance. The accounting teams at each of the locations have access to this checklist, and, as an ongoing process, this checklist are updated for any changes in the relevant accounting literature. The filings are then finally reviewed by our U.S. based SEC counsel.

c) We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

IGC response:  Our core finance group consists of four individuals, all with accounting backgrounds:

7 of 52

Our U.S.-based CFO has had ten years of SEC reporting experience.  His role is oversight of the financial statements and effectiveness of our internal control over financial reporting for IGC.  He has overall responsibility for the review of the consolidated financials.  He has a MBA from Averett University in Danville, Virginia and is a Chartered Accountant (CA) from India.  He has held positions such as CFO and Vice President of Accounting and Finance and CFO in the U.S. at a private and a public company, prior to joining IGC.

The individual responsible for consolidation and preparation of our financial statements is located in India.  He is a trained accountant with twenty years of accounting experience.  He has studied U.S. GAAP accounting over the last three years primarily by working with the outside experts and continues to work closely with our outside U.S. GAAP consultants. He and his team took over the conversion activity from the outside consultants in 2010.

The head of our operations in India is qualified as a Chartered Accountant from India.  He has held progressively the position of CFO, CEO and Chairman at a large public sector company in India prior to joining us.  He has overall responsibility for the preparation and delivery of the financial statements of our subsidiaries.

The day to day keeping of our books of account for the operating subsidiaries is done by a team in India led by an individual with twenty years of accounting experience.  He was also trained in U.S. GAAP accounting by our outside experts.

The above-referenced individuals are all employees of IGC or one of its subsidiaries.  We do not have employment agreements with any of these individuals. Any gaps in knowledge are filled by our consultants, who we have on retainers.

d) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

IGC response: The core finance group described in response to comment 7(c) above prepares our financial statements. We retain the following accounting firms to advise us on various issues relating to the financial statements including certain tax and U.S. GAAP-related matters:

1.
We have recently engaged a large accounting firm on a retainer basis as our accounting advisor. We consult them to seek relevant guidance and technical accounting assistance and when in need of a review of certain disclosures and other related issues.

2.	KPK and Company (KPK faServ India Pvt Ltd), Basavangudi Bangalore, India.
KPK assists us in preparing the statements for IGC and IGC-Mauritius.  The KPK principals are Chartered Accountants with more than thirty years of combined experience working with multinational companies.  They are our outsourced bookkeeping firm.

8 of 52

3.	T.D. Emory and Associates CPA, Greenbelt, MD, 20770 USA
This accounting firm computes our provision for U.S. income taxes and prepares our tax returns.
4.	Mercurius Advisory Services (MAS), Sector 7 Rohini, Delhi India.
In the recent past, this firm assisted us with U.S. GAAP conversion, accounting and reporting.

▪	the qualifications of their employees who perform the services for your Company;

IGC response:
1.	The accounting firm that we have engaged on a retainer basis employs accredited accounting professionals.
2.	KPK partners are Chartered Accountants who provide U.S. GAAP accounting services to multi-national companies.
3.	T. D. Emory CPA and Associates is a tax firm that has worked for other SEC reporting companies.
4.	MAS partners are Chartered Accountants, are a PCAOB approved accounting firm, and are former Price Waterhouse U.S. GAAP audit managers.

▪	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

IGC response:  We believe that the professionals employed by the consulting firms we rely upon have had substantial training and experience in U.S. GAAP accounting and SEC reporting.  They are also qualified because, other than T.D. Emory, they understand both Indian GAAP and U.S. GAAP.  Also, they provide similar services to the larger Indian companies that are listed on U.S. stock exchanges either directly or as SDR’s.  For some of our consultants, the work they regularly do, their focus on U.S. GAAP, and their continual internal training keep them abreast of SEC requirements and recent U.S. GAAP pronouncements.

▪	how many hours they spent last year performing these services for you; and

IGC response:  Our accounting and reporting consultants spent approximately 3,000 hours working for us in Fiscal 2010.

9 of 52

▪
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

IGC response:

1.	Accounting firm (retainer Fiscal 2010):	$53,469
2.	KPK Partners:	$24,000
3.	T.D. Emory CPA and Associates:	$5,750
4.	MAS:	$95,409
	Total:	$178,628

e) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

▪	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
▪	how many hours they spent last year performing these services for you; and
▪
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

IGC response:  We have not used individuals who are not employed by an accounting firm or other similar organization to prepare our financial statements or to evaluate our internal controls.

In addition to the accounting firms we retain to advise us on various issues relating to the financial statements as described in our  response to comment 7(d) above, we also retain a large US law firm to provide a general legal review of our SEC filings, including our Form 10-K and Form 10-Q filings. This U.S. law firm has represented IGC since its inception.

f) We note you have identified two audit committee financial experts on page 9 of your proxy filed on July 23, 2010. Please describe their qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

IGC response: As of July 23, 2010, the date of the filing, we had two expert audit committee directors. Subsequently, we added a third member.  We have identified all three of our audit committee directors to be qualified as financial experts.

One director is a MBA with twenty-six years of experience in private equity and investment banking.  He has served on audit committees since 2002 as both chairman and as a member. We believe this director is qualified by both his education and experience, specifically his education and experience in U.S. GAAP audits, SEC reporting, and internal control of over financial reporting.

The second director is a MBA and the current CEO of a U.S. company. There he actively supervises a principal financial officer, interacts with U.S. GAAP auditors, and serves on several boards.  He has also served on the boards of other public companies and on their audit committees.

The third director is also a CEO who actively supervises a U.S. GAAP principal financial officer, interacts with U.S. GAAP auditors, and has served on the boards of public companies.

10 of 52

The Company has warrants outstanding… page 13

8. Please state the number of warrants outstanding.

IGC response: The number of warrants outstanding as of March 31, 2010 is 12,123,922. The paragraph will be amended to read:  “IGC has 12,123,922 [or the actual number of warrants outstanding at the time of the applicable filing] warrants outstanding, the exercise of which could dilute the number of shares outstanding.  At the time the warrants are exercised, IGC will receive the exercise price, unless the exercise is cashless.   In either case, such an exercise will also increase the number of shares outstanding.  This may adversely affect the share price as the supply of shares eligible for sale in the public market will increase.  The increased number of shares offered for sale in the public market may exceed the public demand to buy shares at a given market price resulting in the market price adjusting downward.”

Management’s Discussion and Analysis – page 17

General

9. We note your risk factor on page 9 that changes in the exchange rate of the Indian rupee may negatively impact your revenues and expenses. Please expand MD&A to address how changes in this exchange rate impacted your revenues and expenses.

IGC response:

IGC operates in India though its subsidiaries. A substantial portion of its revenue is denominated in Indian rupees (INR) and its expenses are denominated in USD and INR.  IGC converts its non-dollar INR revenue and expenses into USD based on an average USD to INR exchange rate. Fluctuations in this rate will bring about changes in IGC’s reported USD revenues and expenses.

Below are our sensitivity analyses for Fiscal 2010 and the prior year showing the changes in revenues and expenses based on +/- 5% changes in the exchange rate. The amounts below may not necessarily match the consolidated financial statements since the sensitivity analysis is carried out for the Indian operations that have a functional currency other than USD and does not include other operations whose functional currency is the USD. The percentage change in the exchange rate has been applied to the actual average exchange rates used for the purpose of preparing the financial statements.

11 of 52

Sensitivity Analysis, Fiscal 2010
	IGC Consolidated USD	USD + 5% Change in Rate	USD – 5% Change in Rate
Exchange rates	1 USD = INR 47.91	1 USD = INR 50.30	1 USD = INR 45.51

Revenues	$17,897,826	$17,047,412	$18,841,679
Cost of revenues	15,671,840	14,927,194	16,498,305
	$2,225,985	$2,120,218	$2,343,374
Selling, general & administrative expense	1,638,057	1,506,225	1,724,440
Depreciation	603,153	574,494	634,961

Operating loss	$(15,224)	$(14,501)	$(16,027)
Other income, net	163,873	156,087	172,516

Income before taxes	$148,649	$141,586	$156,489
Provision for income taxes	205,774	195,997	216,626

Loss before minority interest	$(57,125)	$(54,441)	$(60,137)
Minority interest (loss)	(34,744)	(33,093)	(36,576)

Net loss	$(91,869)	$(87,504)	$(96,713)

12 of 52

Sensitivity Analysis, Fiscal 2009
	IGC Consolidated USD	USD + 5% Change in Rate	USD – 5% Change in Rate
Exchange rates	1 USD = INR 45.535	1 USD = INR 47.81	1 USD = INR 43.26

Revenues	$35,338,725	$33,627,160	$37,197,153
Cost of revenues	27,179,494	25,886,180	28,608,836
	$8,159,231	$7,770,981	$8,588,371
Selling, general & administrative expense	3,173,237	3,022,241	3,340,114
Depreciation	873,022	831,480	918,933

Operating income	$4,122,972	$3,917,259	$4,329,269
Other expense, net	822,639	783,494	865,901

Income before taxes	$3,290,333	$3,133,765	$3,463,368
Provision for income taxes	1,463,332	1,393,700	1,540,287

Net income	$1,827,001	$1,740,065	$1,923,081

13 of 52

10. Please add a section for your critical accounting policies to address the following areas:

▪	Types of assumptions underlying the most significant and subjective estimates;
▪	Any known trends. demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
▪	If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;
▪	If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
▪
A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect;

▪
A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

IGC response:

We propose to add the following disclosures to our MD&A discussion following our discussion of Off-Balance Sheet Arrangements:

Critical Accounting Policies

Estimates
While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses for the reporting period. Such critical accounting estimates could change from period to period and have a material impact on IGC’s results of operations, financial position and cash flows. Actual results may differ from estimates. Revisions to accounting estimates are recognized in the period in which estimates are revised and future periods affected.

Revenue
We are a materials and construction company offering services including: 1) export of iron ore to China 2) quarrying and delivery of rock aggregate, 3) transport and logistics, 4) civil construction of roads and highways, and 5) the construction and maintenance of high temperature cement and steel plants.

14 of 52

Revenue is recognized when persuasive evidence of a transaction exists, the sales price is fixed or determinable, and collectability is reasonably assured. In the case of government contracts, we recognize revenue when a government consultant verifies and certifies an invoice for payment.

Revenue from sale of goods is recognized when substantial risks and rewards of ownership are transferred to the buyer under the terms of the contract.

Revenue from construction/project related activity and contracts for supply/commissioning of complex plant and equipment is recognized as follows:

•	Cost plus contracts: Contract revenue is determined by adding the aggregate cost plus proportionate margin as agreed with the customer and expected to be realized.

•
Fixed price contracts: Contract revenue is recognized using the percentage of completion method. Percentage of completion is determined as a proportion of cost incurred-to-date to the total estimated contract cost. Changes in estimates for revenues, costs to complete and profit margins are recognized in the period in which they are reasonably determinable.   Appropriate adjustments are made for change orders, disputes, and other factors affecting the contract.

Full provision is made for any loss in the period in which it is foreseen.

Revenue from service related activities and miscellaneous other contracts are recognized when the service is rendered using the proportionate completion method or completed service contract method.

Income taxes
Deferred income tax is recorded for the difference between the basis of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized in future periods.  The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax loss carry-forwards in the applicable tax jurisdictions.

Inventories
We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of market values based on our assessment of the future demands, market conditions and our specific inventory management procedures. If market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical cost or market value.

15 of 52

Accounts receivable
We make estimates of the collectibility of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required.

Impairment of goodwill
Goodwill represents the excess cost of an acquisition over the fair value of IGC’s share of net identifiable assets of the acquired subsidiary at the date of acquisition.  Goodwill on acquisition of subsidiaries is disclosed separately.  Goodwill is stated at cost less impairment losses incurred, if any.

IGC adopted provisions of Accounting Standards Codification (“ASC”) 350, “Intangibles – Goodwill and Others”, (previously referred to as SFAS No. 142, "Goodwill and Other Intangible Assets", which sets forth the accounting for goodwill and intangible assets subsequent to their acquisition. ASC 350 requires that goodwill and indefinite-lived intangible assets be allocated to the reporting unit level, which IGC defines as each subsidiary.

ASC 350 also prohibits the amortization of goodwill and indefinite-lived intangible assets upon adoption, but requires that they be tested for impairment at least annually, or more frequently as warranted, at the reporting unit level.

The goodwill impairment test under ASC 350 is performed in two phases. The first step of the impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and step two of the impairment test must be performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to the imputed fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its imputed fair value.

We use market related information and estimates (generally risk adjusted discounted cash flows) to determine the fair values. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital, and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

There have been no material changes to any of the foregoing estimates used for the last three years. Quantitative discussion of changes in overall financial performance and the extent to which line items in the financial statements would be affected to the extent that any material estimate is likely to change is discussed in the subsequent responses specifically in our responses to Comments 11, 12 and 13 on assessment of impairment and also in our response to Comment 34 on recognition and measurement of deferred tax assets.

16 of 52

11. You disclose on page 11 that in the fourth quarter of 2010 fiscal year you performed your annual investment impairment test. In the interest of providing readers with a better insight into management’s judgments in accounting for how you assess your significant investment in Sricon for impairment, please disclose the method you applied in estimating the fair value of your investment in Sricon and the nature of the material assumptions underlying that method within MD&A under critical accounting policies.

IGC response:  The impairment analysis test is done based on a fair value methodology in terms of the expected future returns that can be generated on the current investment.  The impairment computation for the investment in Sricon is summarized below:

•
The fair value method considers the value of its assets such as land and buildings and discounted cash flows from its operating activities considering present business levels and forecasted management projections. The fair value computation considered all available assets to which Sricon is legally entitled to.

•	Our infrastructure business generally operates on margins in the range of 12% to 16%. For the purposes of impairment testing, IGC has used conservative operating margins of 10%.

•
The discount rate considered for the discounting of the potential cash inflows and outflows is based on the approximate rate of interest at which Sricon borrows funds to invest in its operating activities. The rate of discount used is 12% which is representative of the current market rate of interest in India.

▪	In summary, Sricon has three areas where value was assessed:

1.	Property (including land and office building), plant and machinery at fair values. Fair values were determined by an independent professional appraiser.
2.
Present value discounted cash flow, based on a discount rate of 12%, was computed on existing contracts, as well as, on expected future contracts that Sricon is likely to win based on its successful bidding history.

3.
Contract claims that Sricon has filed and one claim that it has won in arbitration. The amount won in arbitration was used at its face value.  A conservative estimate was used to assess the likelihood of winning claims that are currently in arbitration.

•	Based on this test, there was no impairment loss.

12. On page F-13, we note your disclosures regarding policy for goodwill and impairment. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following within MD&A under critical accounting policies:

▪	Identifying the reporting unit(s) to which goodwill applies;

IGC response:  Goodwill applies solely to our subsidiary, Techni Bharathi Limited (TBL).

17 of 52

▪	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets;

IGC response: For long lived assets such as land, IGC obtains appraisals from independent professional appraisers and assesses the market value of the land. In case of other long lived assets, IGC assesses the fair value based on projected discounted cash flows of each of the assets.

▪	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes;

IGC response:  There has been no change in the assumptions used for the purpose of goodwill impairment testing from those used in the previous year.

Key assumptions used in our goodwill impairment testing are:

Revenue
IGC has used a flat growth rate for its infrastructure business for the purposes of impairment testing, even though management believes that it will continue to grow in the infrastructure business along with the substantial growth in the Indian economy.

Operating cash flow margins
For the purposes of its impairment testing, IGC has used an operating margin estimate of 10%, which is conservative when compared to recent actual historical margins and projected future margins.

Discount rate
The discount rate used for the discounting of the potential cash inflows and outflows is based on the rate of interest at which TBL borrows funds to invest in its operating activities. The 12% discount rate used is representative of current market rates of interest in India.

▪
In any event, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

IGC response:  Based upon our impairment testing, we believe that all of our operating units have fair values substantially in excess of their carrying values.

▪	Identify the reporting unit;

IGC response:  There are no reporting units that do not have fair values substantially in excess of their carrying values.

18 of 52

▪	The percentage by which fair value exceeds the carrying value as of the most recent step-one test;

IGC response:  Not applicable, please see the foregoing two responses.

▪	The amount of goodwill;

IGC response: Goodwill is currently recorded at $ 6,146,720.  All of the goodwill is recorded on TBL’s books and it is tested for impairment once a year, or if there is a trigger event that requires more frequent testing.

▪	A description of the assumptions that drive the estimated fair value;

IGC response:  As noted above, the assumptions include the present professionally appraised fair value of the property, plant and machinery, as well as, conservative estimates of the present value of future cash flows.

▪
A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include-at discussion of these assumptions;

IGC response:  The assumptions we have used do not materially deviate from actual historical results. IGC has used conservative assumptions in estimating a flat growth rate and conservative operating margins.

▪	A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

IGC response:  A dramatic drop in real estate and/or other property values, unsuccessful outcomes of arbitrations for contract claims mentioned above, and general business downturns may have a negative impact on the estimated fair value.

▪
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

IGC response:  We propose to add wording to the effect that: “Our impairment testing indicates that all of our operating units currently have fair values substantially in excess of their carrying values.  However, this could change depending upon our future property appraisals and our future estimates of discounted cash flows.  If our future impairment testing indicates that fair values have diminished, then we will have to write-down the value of the related assets and may have to record substantial losses on these write-downs which would be material to our financial position and results of operations.”

19 of 52

13. On page F-13, we note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including properly and equipment, please disclose the following within MD&A under critical accounting policies:

IGC response:
Impairment of long-lived assets is recorded and reported in our financial statements when there are events or circumstances that indicate that the value of the assets has been impaired. The answers to specific Staff comments are provided below:

▪	How you group long-lived assets for impairment and your basis for that determination;

IGC response:  Under U.S. GAAP, long-lived depreciable and amortizable assets are tested for impairment in asset groups unless an individual asset generates identifiable cash flows that are largely independent of the cash flows from other asset groups. An asset group is the lowest level for which there are identifiable cash flows that largely are independent of the net cash flows of other groups of assets. As discussed in our response to Comment 12 above, the reporting unit at which impairment is being tested is at the entity (subsidiary) level.  Therefore, there is no grouping of long-lived assets for impairment purposes.

▪	Please disclose how you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;

IGC response:  In accordance with the guidance provided under ASC 360-10-35-21 regarding the impairment of long-lived assets, IGC reviews its long-lived assets with finite lives for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. IGC continuously monitors for any indicators of impairment as listed in ASC 360-10-35-21.

▪	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and

IGC response:  For long-lived assets such as land, IGC obtains independent professional appraisals of the market value of the asset.  In the case of other long-lived assets, IGC assesses the fair value based on discounted cash flows of the projected cash flows from each of the assets.

▪	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

IGC response:  The assessment of impairment is done only at the entity level. At the entity level, fair value substantially exceeds the book carrying value in all instances.

20 of 52

Results of Operations

Fiscal Year Ended March 31, 2010 Compared to Fiscal March 31, 2009 - page 21

14. Please expand/revise your discussion under results of operations for all periods to:

▪
Quantify the extent to which material decreases in revenues are attributable to changes in prices, volume or amount of projects or change in mix of projects. For example, you explain on page 21 the decrease in revenues was attributable to lower revenue from Sricon, partially offset by an increase in revenue from your material and construction business. You also disclosed that the lower revenue from Sricon is because of decreasing customer contracts as a result of the financial turmoil. However, it is not clear how the financial turmoil impacted Sricon but did not have the same impact on your materials and construction business. It is also not clear why there was a significant increase in revenues from your materials and construction business;

IGC response:  Total revenue was approximately $35,000,000 for Fiscal 2009.  Of this amount, approximately $32,000,000 pertained to Sricon.  Following the deconsolidation of Sricon in October 2009, we booked approximately $3,000,000 of revenue from Sricon for the fiscal year ended March 31, 2010. The decline in revenues from Sricon was partially offset by our new materials and quarrying units which started operations in Fiscal 2010 and generated revenues of approximately $10,000,000 for the year.  The significant increase in revenue from our material business came from the export of iron ore to China.  There was no significant impact on the materials business because we continued to supply iron ore to China.

▪
You disclose that on February 19, 2009, you beneficially purchased of IGC Mining Limited. You also disclosed that, on July 4, 2009, you beneficially purchased 100% of IGC Materials Private Limited and 100% of IGC Logistics Private Limited. Quantify the extent to which these acquisitions impacted your results of operations.

IGC response:  The following table summarizes the acquisitions’ impact on our results of operations:

Units	Revenue (US$)	Percentage of Total Revenue (%)
IGC-IMT	9,989,148	55.80
IGC-MPL	515,687	2.88
IGC-LPL	287,731	1.61

IGC-IMT, IGC-MPL and IGCLPL were incorporated for IGC by three different Indian citizens, who acted as the initial directors of these companies. Once the companies were incorporated, IGC purchased the shares from the individuals. In order to comply with regulatory requirements in India, the above companies were incorporated on behalf of IGC, and IGC subsequently purchased these companies at book value. Since, the control prior to and after the purchase transaction rested with the same parties and the control was not transitory, these transactions were considered as common control transactions.

21 of 52

▪
Provide a more robust explanation for the changes in line items within your statements of income. For example, you indicated that the decrease in depreciation during the year related primarily to the deconsolidation of Sricon without quantifying the change related specifically to Sricon;

IGC response:  Sricon’s net fixed assets were approximately $5,550,000 as of September 30, 2009. Annual depreciation on the Sricon assets was approximately $450,000, which represented approximately half of the consolidated depreciation expense on all of our assets.  The half-year amount of the depreciation for the six months ended September 30, 2009 was approximately $217,000.

▪
On page F-10, you have described several different methods of revenue recognition including but not limited to revenue from sale of goods, revenue from construction/project, revenue from property development and revenue from service related activities. Please revise your MD&A to provide a more detailed and robust discussion of your various revenues streams for each period presented and their impact on revenue and cost of revenues.

IGC response: While we do generate revenue through various activities described in the MD&A, the information is available only at a legal entity or a subsidiary level.  The following tables summarize the revenue generated by various legal entities and their impact upon revenue and cost of revenue:

Units	Revenue (US$)	Cost of revenue (excluding depreciation)
TBL	4,004,683	3,314,850
Sricon (consolidated till October 1, 2009)	3,100,576	2,136,597
IGC-IMT	9,989,149	9,711,848
IGC-MPL	515,687	300,357
IGC-LPL	287,731	208,188
Total	17,897,826	15,671,840

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

IGC response:  We understand the need to enhance our MD&A, particularly for more analysis of our lines of business.  We intend to improve our MD&A in all future filings.

22 of 52

Liquidity and Capital Resources – page 24

15. You indicate that the uses of cash during the year ended March 31, 2010 were primarily for the payment of expenses of your subsidiary companies including expenses incurred for curtailing certain contracts. It is unclear how this statement provides insight into the reasons for the significant decrease in your use of cash for operating activities for the year ended March 31, 2010 as compared to the year ended March 31, 2009. Further, explain the nature of the contracts you curtailed and how those contracts impacted your historical results of operations and address the underlying reasons for the ($4,522,214) change in accounts receivable, $1,757,399 change in prepaid expenses (inventories) and other current assets and the $1,508,359 change in accounts payable.

IGC response:
Our subsidiary TBL had a contract for a national highway valued at approximately $24,500,000.

The project was prematurely terminated by the government for various reasons.  TBL had already invested approximately $2,000,000 in the project by the end of Fiscal 2010.  The contract provides that, if terminated by the government, TBL would not be entitled to reimbursement of its expenses incurred through the regular payment process.  Instead, the contract called for making the reimbursement claim through an arbitration hearing.  TBL is pursuing this claim in arbitration.

Specific working capital changes are itemized below:

Accounts receivable change -

TBL – new contract claims awarded	$2,310,734
TBL – increase in regular trade accounts	511,586
IGC Mining – increase in trade accounts	1,534,202
IGC Materials – increase in trade accounts	143,286
IGC Logistics – increase in trade accounts	22,406
Total	$4,522,214

Inventory change –

TBL – write-offs related to terminated contract (above)	$1,909,782
IGC Materials – net changes	(152,383)
Total	$1,757,399

Accounts payable change -

TBL – increase in regular trade creditors	$196,783
IGC Mining – increase in regular trade creditors	1,110,325
IGC Materials – increase in regular trade creditors	192,056
IGC Logistics – increase in regular trade creditors	9,195
Total	$1,508,359

23 of 52

16. Please address the underlying reasons for the ($4,522,214) change in accounts receivable, $1,757,399 change in prepaid expenses (inventory) and other current assets and the $1,508,359 change in accounts payable.

IGC response:  Please refer to the previous response to Comment 15, specifically the information provided in the foregoing tables.

17. Please address the appropriateness of reflecting down payments on equipment as an operating cash flow.

IGC response:  We recognize that we were in error in disclosing that down payments on equipment were a part of the operating cash flow in our management discussions.  There were no such amounts paid during the two fiscal years ended March 31, 2009 and 2010. In the future, we will correct the disclosure in the management discussions and state any down payments on equipment, if existing, as part of the investing activities.

18. We note your statement that your “bank lines in India have been reduced to amounts borrowed and outstanding.” Please disclose the details of your credit facilities such as the principal amounts owed, interest rates and financial covenants.

IGC response:  Please refer to the following table:

Unit	Facility	Principal (in USD)	Int. Rate	Remarks
TBL	Working capital cash credit line	$881,656	14%	Primary security is stock and receivables; collateral security is mortgage of real estate. The covenant is maintenance of adequate collateral.
TBL	Unsecured loans	$267,896	Nil	Due to various individuals.
IGC-MPL	Overdraft against fixed deposits	$92,047	12%	Lien on cash fixed deposit. The covenant is maintenance of adequate collateral.
IGC-MPL	Unsecured loans	$33,370	Nil	Sundry unsecured debt.
IGC-LPL	Overdraft against fixed deposits	$114,072	12%	Lien on fixed deposit receipts. The covenant is maintenance of adequate collateral.
Total		$1,389,041

24 of 52

19. Please disclose whether you were in compliance with your debt covenants as of March 31, 2010, if applicable. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosure Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

IGC response:  We were in compliance with our debt covenants as of March 31, 2010.  As shown in the table below, the value of collateral amounts exceed the borrowed amounts in all instances:

Borrowing Entity	Credit Facility (USD $)	Actual Liability (USD $)	Collateral Value Covered (USD $)	Effective Settlement Value (USD $)	Description of Collateral
TBL	1,112,347	881,656	3,862,069	881,656	Real estate and personal guarantee from the founders.
IGC-MPL	103,115	92,047	114,572	92,047	Fixed deposit receipts.
IGC-LPL	120,258	114,072	125,000	114,072	Fixed deposit receipts and hypothecation of a truck.

There are no financial covenants on the above debts apart from the requirement that we maintain adequate collateral.

Financial Statements

Balance Sheets -page F-2

20. Please address the nature of your $810,890 investment-other caption on your March 31, 2010 balance sheet. Clarify how this investment, if at all, relates to the $698,174 outflow of cash for the year ended March 31, 2010 and the $1,395,444 inflow of cash in investing activities for the year ended March 31, 2009 for investment in non-current investments (joint ventures etc.).

25 of 52

IGC response:  Please see the table below and the remarks immediately following it:

Unit	Investment	Nature
TBL	$66,741	Investment in 300,000 common shares of Bhagheeratha Developers Limited
IGC-MPL	$744,149	Investment in the IGC-SIIPL quarry.
Total	$810,890

The $698,174 amount relates to IGC Materials’ investment in a joint venture during the 2010 fiscal year.

The $1,395,444 amount relates to the cash inflow from a fixed deposit at Sricon during the 2009 fiscal year.

Statement of Operations – page F-3

21.  Given your net loss attributable to common shareholders for the year ended March 31, 2010, please tell us how you determine that your diluted earnings per share is not the same as your basic earnings per share. Please also tell us how you determine that your weighted average number of shares used to compute diluted earnings per share is not the same as the weighted average number of shares used to compute basic earnings per share. Please revise your statement of operations accordingly. Refer to ASC 260-10-45-19.

IGC response:  In accordance with ASC 260-10-45-19, no potential common shares shall be included in the computation of any diluted per-share amount when a loss from continuing operations exists, even if the entity reports net income. This guidance is applicable to IGC.  Therefore, we will correct this error and revise our Statement of Operations to exclude the diluted EPS computation.

Consolidated Statement of Comprehensive Income – page F-4

22. Please disclose comprehensive income attributable to India Globalization Capital and comprehensive income attributable to non-controlling interests, in addition to total comprehensive income for each reporting period in accordance with ASC 810-10-50-1A(a).

26 of 52

IGC response:  Please see the following table:

Total comprehensive Income attributable

	Year ended March 31, 2010 (in USD $)
Particulars	IGC	Non-controlling interest	Total
Net income/loss	(4,789,311)	(18,490)	(4,807,801)
Foreign currency translation adjustments	3,499,767	(2,230,182)	1,269,585
Deconsolidation of Sricon	(1,148,591)	-	(1,148,591)
Comprehensive income (loss)	(2,438,135)	(2,248,672)	(4,686,807)

Statement of Stockholders’ Equity – page F-5

23. Please reconcile your issuances of common stock as presented in your statement of stockholders equity to the statement of cash flows. Please clarify which transactions were issued for cash and which transactions were non-cash and provide the non-cash investing and financing activities disclosures required by ASC 230-10-50-3 through 50-6.

27 of 52

IGC response:  Please see the following table. We will revise our statement of cash flows to ensure that it corresponds to the cash transactions listed below.

Issue Date	Number of Shares Issued	Cash or Non-cash	Per Share Amount	Total Amount
Jul. 13, 2009	15,000	Non-cash	$0.880000	$13,200
October 5, 2009	530,000	Non-cash	1.72	911,600
October 16, 2009	530,000	Non-cash	2.09	1,107,700
Exercise of stock options	78,820	Non-cash	-	-
	1,153,820	Non-cash		$2,032,500
Sept. 15, 2009	1,599,000	Cash	1.026074	1,640,693
Oct. 7, 2009	50,000	Cash	1.600000	80,000
Oct. 21, 2009	1,000	Cash	1.600000	1,600
Nov. 2009	3,300	Cash	1.531515	5,054
Jan. 8, 2010	42,100	Cash	1.153064	48,544
Feb. 16, 2010	27,100	Cash	0.923062	25,015
Feb. 17, 2010	8,816	Cash	0.926156	8,165
Feb. 19, 2010	800	Cash	0.920000	736
Feb. 19, 2010	800	Cash	0.920000	736
Mar. 5, 2010	2,000	Cash	0.914500	1829
Mar. 8, 2010	200	Cash	0.900000	180
Mar. 24, 2010	7,100	Cash	0.879155	6,242
Mar. 26, 2010	2,000	Cash	0.893000	1,786
	1,744,216	Cash transactions		$1,820,580

IGC has not entered into any material non-cash transactions regarding its investing activities. The non-cash transactions regarding the issuance of its equity securities are listed above. Please also refer our response to Comment 45 for more discussion of the non-cash equity issuances on October 5 and October 16, 2009.

28 of 52

Statement of Cash Flows – page F-6

24. Your statement of cash flows indicates that you had $385,803 of depreciation expense for the year ended March 31, 2010. However, your statements of operations indicate $603,153 of depreciation expense for the year ended March 31, 2010. Please advise or revise your financial statements for this inconsistency.

IGC response:  The difference between the two depreciation amounts reported, or $217, 350, represents depreciation taken on Sricon’s depreciable assets for the six months of Fiscal 2010 prior to the deconsolidation of Sricon on October 1, 2009.  The statement of cash flows for Fiscal 2010 omitted the Sricon-related depreciation.  We will amend the Statement of Cash Flows for Fiscal 2010 to correct this error.

Note 1- Nature of Operations and Basis of Presentation - page F-7

a) India Globalization Capital, Inc. – page F-7

25. You disclose that on February 19, 2009, you beneficially purchased 100% of IGC Mining and Trading Limited. You also disclosed that on July 4, 2009, you beneficially purchased 100% of IGC Materials Private Limited and 100% of IGC Logistics Private Limited. Please revise your filing to include the disclosures required by ASC 805-10-50-2 including but not limited to a description of the acquiree, the primary reasons for the business combination and how you obtained control of the acquires and the amount of revenues and earnings of the acquiree since the acquisition date included in the income statement for the reporting period.

IGC response:  We will amend our filing to disclose that IGC India Mining and Trading Limited (IGC-IMT), IGC Materials Private Limited (IGC-MPL), and IGC Logistics Private Limited (IGC-LPL) were incorporated for IGC by three different Indian citizens, who acted as the initial directors of these companies as our nominees.  This is as per the regulatory requirements for incorporation of companies. Once the companies were incorporated, IGC purchased the shares from the individuals.  No premium was paid.  None of these companies were operational at the time of purchase and therefore no revenues and earnings were recorded. The individuals were reimbursed for the amounts they paid to incorporate the companies.  Please see the following table:

Acquired Company	Initial Capitalization	Purchase Price	Premium Goodwill
IGC-IMT	INR 100,000 ($2,100)	INR 100,000	$0.00
IGC-MPL	INR 100,000 ($2,100)	INR 100,000	$0.00
IGC-LPL	INR 100,000 ($2,100)	INR 100,000	$0.00

29 of 52

In order to comply with regulatory requirements, the above companies were incorporated on behalf of IGC, and IGC subsequently purchased these companies at book value. Therefore, effectively, these are not acquisitions but incorporations by IGC.

c) Our Securities - page F-8

26. Please enhance the disclosures of your equity transactions to include the total consideration of each transaction including the price per share issued. For example, you indicate that on October 16, 2009, the Company issued 530,000 shares new common stock in a private placement with the sale of a promissory note to an investor. It is not clear what the total consideration for the transaction was. Please disclose all of the relevant facts and circumstances surrounding each transaction. Please disclose how you accounted for each of these transactions. Ensure each of the material transactions you have reflected in your Consolidated Statements of Stockholders’ Equity is adequately addressed.

IGC response:  We will revise Note 1(c) of the notes to our financial statements to read as follows:

c) Our Securities
We have three securities listed on the NYSE Amex: (1) common stock, $.0001 par value (ticker symbol: IGC), (2) redeemable warrants to purchase common stock (ticker symbol: IGC.WS) and (3) units consisting of one share of common stock and two redeemable warrants to purchase common stock (ticker symbol: IGC.U).  The units may be separated into common stock and warrants.  Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.00.  The warrants expire on March 3, 2011, or earlier upon redemption.  The registration statement for the initial public offering was declared effective on March 2, 2006.  The warrants are exercisable and may be exercised by contacting IGC or the transfer agent, Continental Stock Transfer & Trust Company.  We have a right to call the warrants, provided the common stock has traded at a closing price of at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.  If we call the warrants, the holder will either have to exercise the warrants by purchasing the common stock from us for $5.00 or the warrants will expire.

30 of 52

On January 9, 2009, we completed a tender offer with respect to warrants issued in our initial public offering and certain other warrants issued in private placements.  An aggregate of 11,943,878 warrants were exercised pursuant to the terms of the tender offer in exchange for an aggregate of 1,311,064 shares of common stock, of which 2,706,350 warrants were exercised with an aggregate cash payment of $297,698.50 in exchange for an aggregate of 541,270 shares of Common Stock and 9,237,528 warrants were exercised by exchange of warrants in exchange for an aggregate of 769,794 shares of Common Stock.

On July 13, 2009, we issued 15,000 shares of common stock to RedChip Companies Inc. for investor relations services rendered.  The value of these services was $13,200 and the per-share value was $0.88.  The cost of the common shares was expensed in the quarter.

On September 15, 2009, we entered into a securities purchase agreement (“Registered Direct”) with institutional investors for the sale and issuance of an aggregate of 1,599,000 shares of our common stock and warrants to purchase up to 319,800 shares of our common stock, for a total purchase price of $1,998,750. The common stock and warrants were sold on a per unit basis at a purchase price of $1.25 per unit. The shares of common stock and warrants were issued separately. Each investor received one warrant representing the right to purchase, at an exercise price of $1.60 per share, a number of shares of common stock equal to 20% of the number of shares of common stock purchased by the investor in the offering. The sales were made pursuant to a shelf registration statement. The warrants issued to the investors in the offering are exercisable any time on or after the date of issuance for a period of three years from that date. The Black Scholes value of the warrants associated with the Registered Direct is $71,411.  The Black Scholes price of the warrants was expensed in the quarter.

On October 5, 2009, IGC issued 530,000 new shares of common stock to Steven M. Oliveira 1998 Charitable Remainder Unitrust as partial consideration for the exchange of an outstanding promissory note for a new interest-free note of $2.1 million with an extended due date of October 10, 2010. The value of the shares was $911,600 or $1.72 per share.  IGC consummated this transaction in order to maintain its working capital and to extend the note by one year. The price of the shares is being amortized over the life of the loan.

On October 13, 2009, IGC entered into an At The Market (“ATM”) Agency Agreement with Enclave Capital LLC.  Under the ATM Agency Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $4 million from time to time.  Sales of the shares, if any, will be made by means of ordinary brokers’ transactions on the NYSE Amex at market prices, or as otherwise agreed with Enclave.  We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $3.73 million.  We intend to use the net proceeds from the sale of securities offered for working capital needs, repayment of indebtedness, and other general corporate purposes. For the year ended March 31, 2010, we sold 145,216 shares of our common stock under the ATM Agency Agreement for proceeds of $ 179,887.  The money will be used for general working capital.

31 of 52

On October 16, 2009, IGC issued 530,000 new shares of common stock in a private placement. The consideration for the shares was the $2,000,000 proceeds from an IGC promissory note payable made for one year with no interest to Bricoleur Partners, L.P. in the amount of $2,000,000.  IGC consummated this transaction in order to supplement its working capital and to expand its ore and quarry businesses. The shares were valued at $1,107,700 and $2.09 per share.  The value of the shares is being amortized over the life of the loan.

Between April 1, 2010 and May 27, 2010 we sold 395,000 of our common stock in a registered at-the-market offering.  The proceeds to IGC from these sales were $837,507.  The proceeds are for general working capital.

j) Accounts Receivable – page F-11

27. You disclose that accounts receivable as at March 31, 2010 consists of receivables amounting to $1,635,231 representing 35% of the total invoice due on account of export of low grade iron ore to China. With respect to the shipment which happened in February 2010 due to some sudden regulatory changes in China, the company did not receive payment with the stipulated contract time and is presenting pursuing the matter. Please clarify the total revenue recognized and your basis (for) recognizing these revenues. Please also tell us how you have determined the collectability of the receivable as of March 31, 2010 and September 30, 2010.

IGC response:  Of the $1,635,231 receivable amount recorded as of March 31, 2010, we have collected 25% of it as of September 30, 2010. We expect to either have a settlement or have payment in full. We assess the collectibility of our receivables on a customer by customer basis based on the credit risk of the customer and an assessment of the completion of the performance obligation by us.  In this case, we believe that we have fulfilled our performance obligation and we believe that there is no collection risk based on an evaluation of the customer’s creditworthiness.

Note 11- Related Party Transactions – page F-19

28. You disclosed that one of your subsidiaries has a receivable from Sricon, an affiliate, amounting to $3.1 million. You disclosed that the amount was advanced to Sricon in order to fund a contract in the years ended March 31, 2008 and March 31, 2009 and the same has not been confirmed. Please expand your disclosure to provide a more robust discussion of the facts and circumstances surrounding this advance to Sricon. Given that this receivable was related to contracts in the two years ended March 31, 2009, please tell us and disclose how you determined that this receivable is recoverable at each reporting period as well as the appropriateness of classifying this receivable as current.

IGC response:  Our subsidiary, TBL, has a $3.1 million receivable from Sricon.  Although the collection of this receivable is expected to be pursued in a court of law, we believe that it will be fully collected. We believe that this amount is collectible and that Sricon has the ability to pay. Our impairment analysis of Sricon considers the payable of $ 3.1 million as a liability to be settled. Furthermore, since the agreement governing this receivable does not specify a repayment date, we believe that this amount is repayable on demand and its classification as “current” is therefore appropriate.

32 of 52

Note 13 – Property, Plant and Equipment – page F-20

29. Please disclose whether you allocate a portion of your depreciation and amortization to cost of revenues. If you do not allocate depreciation and amortization to cost of revenues, please revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B. If depreciation and amortization are not allocated to cost of revenues, please remove the gross profit subtotal from the filing. In addition, please ensure that your disclosures throughout the filing relating to cost of revenues indicate that it is exclusive of depreciation and amortization.

IGC response:  We have not allocated a portion of depreciation and amortization to cost of revenues. We will ensure that the disclosures in our future filings relating to cost of revenues indicate that it is exclusive of depreciation and amortization.  We will also remove the gross profit subtotal from future filings.

Note 18 – Deconsolidation - page F-23

30. We note that effective October 1, 2009 you decreased your ownership interest in Sricon from 63% to 22.3%. Please disclose the specific terms of the agreement(s) and other supporting documentation to support the date you have reflected this decrease in your ownership of Sricon in your financial statements as well as your accounting for this transaction. Clarify how you determined the amount of goodwill associated with the 40.7% equity dilution. Also, with reference to the specific terms of the agreements, please tell us how the equity dilution of 40.7l5% resulted in a consideration of $17,900,000. If the specific terms of the agreement did not provide for the forgiveness of the $17,900,000 you “effectively borrowed" from Sricon, provide support for your accounting.

IGC response: As discussed in Note 13 to the financial statements included in IGC’s Form 10-Q for the quarter ended December 31, 2010, IGC effectively borrowed the $17,900,000 through an intermediary company, Sricon Infrastructure Mauritius Private Limited ("Sricon Mauritius"). Sricon provided the $17,900,000 to Sricon Mauritius which loaned the money to IGC's wholly-owned Mauritius subsidiary, India Globalization Capital Mauritius Private Limited ("IGC Mauritius").

The terms of the Share Transfer and Repayment of Loan Agreement between IGC Mauritius and Sricon Mauritius expressly provided that (1) the tender of the 40.715% in Sricon by IGC Mauritius to Sricon Mauritius would satisfy in full the $17,900,000 loan from Sricon Mauritius and (2) that the tender of the 40.715% in Sricon and the satisfaction of the loan would be deemed effective as of October 1, 2009.

The goodwill relating to Sricon on consolidation, when the stake in Sricon was at 63%, was $10,500,000. Upon the subsequent dilution of the stake, proportionate goodwill of $6.8 million was considered attributable to the 40.715% stake sale.  The $6.8 million was considered in the determination of profit or loss on the 40.715% stake sale.

33 of 52

31. We note that your $8,443,181 investment in 22.3% equity ownership of Sricon as well as your $3,144, 572 receivable from Sricon represent almost 33% of your total assets as of March 31, 2010. Given this significant investment in Sricon, please provide the summarized financial information of Sricon as required by Rule 8-03(b)(3) of Regulation S-X.  Furthermore, given the significance of this investment, please provide the audited financial statements of Sricon for the same periods as the Company. Refer to Note 5 to Rule 8-01 of Regulation S-X.

IGC response:

Sricon does not have audited financial statements that correspond to IGC’s March 31 year-end or to any corresponding interim periods.  Therefore, we are not able to provide the audited financial statements called for.

IGC’s independent auditors verified significant amounts in Sricon’s financial statements used for consolidation through September 30, 2009.  However, our independent auditors did not express a separate opinion on Sricon’s separate financial statements.  As of October 1, 2009, Sricon was deconsolidated.

32. You disclose that on October 1, 2009, you decreased your ownership interest in Sricon from 63% to 22.3%. However your Form 10-Q for the quarter ended September 30, 2009 that was filed on November 12, 2009 made no reference to this deconsolidation. It appears that the deconsolidation of Sricon was first disclosed in your Form 10-Q for the quarter ended December 31, 2009. Please tell us why disclosures regarding the deconsolidation of Sricon were not provided in your Form 10-Q for the quarter ended September 30, 2009.  Please also tell us why you didn’t believe that this information was necessary for inclusion in your Form S-3, file no. 333-163548 filed on December 7, 2009 or your post-effective amendments to your Form file no. 333-124942 filed on January 28, 2010 and February 3, 2010. Please also tell us why you did not file an Items 2.01 and 9.01 Form 8-K for the deconsolidation of Sricon.

IGC response:

The decrease in ownership of Sricon was effective October 1, 2009 but was not a condition that existed as of the last date of the financials for the quarter ended September 30, 2009. Although IGC had some preliminary discussions with Sricon about the possibility of reducing its ownership interest in Sricon, it was only after the November 12, 2009 filing date for the Form 10-Q for the quarter ended September 30, 2009 that an agreement was reached and the decrease in ownership became final and binding upon the parties. Therefore, the decrease in ownership and the deconsolidation were not reported as of November 12, 2009 as provided by ASC 855-10-25-3.

Moreover, as provided in ASC 855-10-50-2, a non-recognized subsequent event needs to be disclosed only where the non-disclosure will make the financial statement misleading.  We believe that the non-disclosure of the Sricon decrease in ownership and deconsolidation did not make the September 30, 2009 financial statements misleading because there was, in fact, no agreement at the time of the filing, November 12, 2009, for a decrease in ownership and a deconsolidation.

34 of 52

Question 1.01 of the SEC's Compliance and Disclosure Interpretations relating to Form 8-K provides that that if an event reportable on Form 8-K occurs within 4 business days of the filing of a 10-Q or a 10-K, it can be disclosed in the 10-Q or 10-K rather than in an 8-K.

33. Your auditors indicated in their audit report dated July 13, 2010 that they were unable to get the financial statements of Sricon as of March 31, 2010. Please confirm that those financial statements were subsequently made available and were your basis for determining your equity in earnings of Sricon for the period subsequent to October l, 2009 and for assessing this investment for impairment as of March 31, 2010.

IGC response:  We confirm that the additional documents needed to complete the audit procedures related to Sricon that led to the original qualified audit report were subsequently provided. Our independent auditors issued an unqualified opinion that was filed in our amended Form 10-K on January 28, 2011.  There were no changes to the financial statements for Fiscal 2010 in the amended filing from the original filing.

Note 19 - Income Taxes - page F-24

34. You believe that it is more likely than not that your net deferred tax assets of $4.1 million are recoverable. Given your loss recorded for the year ended March 31, 2010, your loss recorded for the six months ended September 30, 2010, the uncertainty as to the timing of your contracts executed in June 2010 in the amount of $200 million and in light of your disclosures on page F-11 regarding the sudden regulatory changes in China, we believe you should provide a detailed explanation as to how you determined it is more likely than not that your deferred tax assets are realizable. Specifically, please discuss your reliance on fixture taxable income and how the timing of your new contracts executed in June 2010 may impact your future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies. Please disclose how you determine that your deferred tax assets are recoverable as of March 31, 2010 and September 30, 2010.

IGC response:  As noted in our response to Comment 35 below, we will delete the detailed income projections that we included in our financial statements in error.  Instead, we will summarize our position with regard to the expected future realization of the deferred tax assets by stating:

35 of 52

“IGC management believes that there are sufficient income producing plans and programs developed, principally from contracts for iron ore exports to China and from the development of rock quarries in India, to produce a sufficient amount of taxable income to realize the deferred tax assets.  It should be noted that the realization of the deferred tax assets is dependent upon at least the following factors which are uncertain:

1.	The actual production of sufficient taxable income before the related net operating loss carry-forwards expire under the existing U.S. Internal Revenue Code (IRC),

2.	No future changes in the IRC that might make the deferred tax assets unrealizable in whole or in part, and

3.	No future change in control of the Company that under the provisions of the existing IRC might make the deferred tax assets unrealizable in whole or in part.

IGC will continue to carefully assess the likelihood of the realization of the deferred tax assets and may make appropriate valuation allowances in the future if it finds that a portion or all of the deferred tax assets are not expected to be realized.”

35. Please address the appropriateness of including projections in your audited financial statements. We also note a similar disclosure within MD&A. Please cite the accounting literature used to support your conclusions.

IGC response:  Although some forward-looking statements and amounts are useful and permissible, we believe that providing actual income projections was unnecessary and perhaps inappropriate.  Therefore, we will delete these projections entirely from our amended Form 10-K filing.

Note 20 – Segment Information - page F-27

36. You disclosed that the CEO reviews financial information on an entity level basis for the purpose of making operating decisions and assessing financial performance. You have determined that you operate in a single operating and reportable segment. Please supplementally provide us with the following information:

▪
In light of your organizational structure on page 3 as well as your disclosures in your business section and your website which identifies operations in mining and quarrying, export of iron ore, and highway and heavy construction, please address how pursuant to FASB ASC 280-10-50-1 you have determined you only have one operating segment.

▪
If you aggregate your operating segments into your reportable segment, please also provide us in detail with your aggregation analysis using the criteria in FASB ASC 280- 10-50-11. In doing so, please also clearly demonstrate how you determined that each operating segment in your reportable segment had similar economic characteristics to each other operating segment in your reportable segment.

36 of 52

IGC response:

The identification of IGC as a single operating segment is analyzed below:

•
IGC, a Maryland corporation, was organized on April 29, 2005 as a blank check company formed for the purpose of acquiring one or more businesses with operations primarily in India through a merger, capital stock exchange, asset acquisition or other similar business combinations or acquisitions.  In essence, initially IGC did not directly conduct the business of materials and construction.  IGC’s objective was to acquire more businesses through merger or by way of investment. So, originally the sole business activity of IGC was finding good investments in India.

•
A chief operating decision maker (CODM) is the person who allocates resources to and assesses the performance of the segments of an enterprise. Often the chief operating decision maker of an enterprise is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the enterprise's president, executive vice-presidents, and others.

•	IGC has determined that its CEO is the chief operating decision maker. The CEO is responsible for reviewing and discussing IGC’s forecasts or plans and operating activities and financial statements.

•
The CEO makes decisions and allocates resources at the entity level which is the IGC level. Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. However in IGC all decisions are taken at entity level and there are no segment managers identified. The head of Indian operations along with the general manager for finance and accounting consolidate the financials of all subsidiaries and report directly to IGC’s CEO. There are no segment managers identified for each subsidiary.  In IGC, the CEO is the sole responsible authority to allocate resources and assess the performance of the entity as a whole.

•
The resources of the various entities or businesses are used interchangeably and there is no standard transfer pricing policy applied for such interchangeable use of resources. Further given the industry in which the Company operates, the various entities of the Company have significant inter-dependencies.

•
As provided by ASC 280-10-50-22, a public entity shall report a measure of profit or loss and total assets for each reportable segment.  A public entity also shall disclose all of the following about each reportable segment if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss:

•	Revenues from transactions with other operating segments of the same public entity

•	Interest revenue

37 of 52

•	Unusual items as described in paragraph 225-20-45-16

•	Equity in the net income of investees accounted for by the equity method

•	Income tax expense or benefit

•	Extraordinary items

•	Significant non-cash items other than depreciation, depletion, and amortization expense.

As a public entity IGC presently reports all the applicable information only at entity level.

The reports received by CODM comprising a component's operating results on a quarterly or more frequent basis may qualify as a segment. To assess performance and make resource allocation decisions, the CODM must have financial information about the business component. This information must be sufficiently detailed to allow the CODM to assess performance and make resource allocation decisions.

Since the information available with respect to the business components is provided at the consolidated level to the CODM and he reviews the information at the consolidated entity level, the CODM is generally not assessing performance or allocating resources at the business component level.

Evaluation of Disclosure Controls and Procedures – page 29

Management’s Annual Report on Internal Control over Financial Reporting - page 29

37. It is unclear why you include the old disclosure and the new effectiveness disclosure. Please amend your 10-K to include only the new effectiveness disclosure.

IGC response:  We will amend our Form 10-K to delete the prior effectiveness disclosure.

38. We note that the evaluation of disclosure controls and procedures includes an updated effectiveness conclusion, but management’s annual report on internal control over financial reporting does not include an updated effectiveness conclusion. Please amend your 10-K to include an updated effectiveness conclusion in both places.

IGC response:  We will amend our Form 10-K to include the required updated effectiveness conclusion.

39. Please amend your 10-K to provide enhanced disclosure on the explanation of the deficiency and the plan of remediation.

IGC response:  The deficiency in not promptly filing an unqualified opinion with our Form 10-K for Fiscal 2010 was, we believe, an extraordinary circumstance that will not be recurring.  We simply were not able to promptly provide our auditors with some key documents pertaining to the Sricon deconsolidation that they needed in order to complete their audit work and in order to render an unqualified opinion.  To guard against having this happening again, we will undertake more extensive audit planning procedures with our independent auditors so that all audit requirements, including key documents, will be identified well in advance of the audit so that the independent auditors can complete their work on a timely basis and promptly render an unqualified opinion on our financial statements.  In addition, in light of the SEC’s letter dated February 25, 2011, we intend to engage an outside firm to assist in the evaluation of our internal controls. We expect to reflect the results of that evaluation and any remedial steps taken as a result in the forthcoming 10-K.

38 of 52

40. India Globalization Capital’s principal financial officer also must sign the annual report on Form I0-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) of General Instruction D(2) for Form 10-K, and revise in future filings.

IGC response:  Mr. Selvaraj is both IGC’s principal financial officer and principal accounting officer.  His signature on the Form 10-K erroneously referred only to his role as principal accounting officer. Future filings will indicate that he is signing the filing in both capacities.

Exhibits 31.1 and 31.2

41. Item 60l(b)(3l)(i) of Regulation S-K specifies that the required certifications are to be “exactly as set forth” in the item. We note that you changed here and in the September 30, 2010 10-Q the words “the registrant" and “the registrant’s” to the words “India Globalization Capital, Inc.” and “India Globalization Capital, Inc.’s” in paragraphs 4 and 5. Further, we note that you added here and in the September 30, 2010 the words “India Globalization Capital, Inc." in (a) of paragraph 4. Please provide the required certifications using the exact language contained in the item.

IGC response:  In subsequent filings we will provide the required certifications using the exact language contained in Item 60l(b)(3l)(i) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

General

42. Please address the comments above in your interim filings as well.

IGC response:  As appropriate, we will amend our interim filings Fiscal 2010 for any deficiencies they contain, particularly for those identified above for our Form 10-K.

Balance Sheet -page 3

43. Please provide disclosure regarding the nature of the material components of your other non-current assets.

39 of 52

IGC response:  Following is a list of our non-current assets as of December 31, 2010:

Break down given in December 2010 10-Q
Trade & other Sundry Debtors	$957,181
Other Advances	$745,806
Total	$1,702,987

Break down of material components
Retention Deposit (due from Debtors)	$957,181
Earnest Money Deposit	$40,004
Security Deposit Clients	$204,200
Advance Income Tax (Pending assessment)	$56,034
Deposit for Electricity, Rent and Land Lease	$445,568
Total	$1,702,987

Consolidated Statements of Operations - page 4

44. Clarify the nature of the ($25,914) other income, net for the three months ended December 31, 2010. In this regard, we note that the activity in this account was material for the three months ended September 30, 2010 and the three months ended June 30, 2010.

IGC response:  IGC has a net receivable from its affiliates in India amounting to approximately $4,800,000.  This receivable is restated for INR exchange rate changes at the end of every quarterly period.  The exchange rate changes for USD to INR were:

2010	INR to 1 USD
March to June	44.95 to 46.41
June to September	46.41 to 44.56
September to December	44.59 to 44.80

As shown in the above table, the changes in the exchange rate were substantially smaller in the quarter ended December 31, 2010 than in the previous two quarters. The other income amounting to $25,914 was from foreign exchange gains and losses on restatement of the amounts due from the affiliates.

40 of 52

Statement of Stockholders’ Equity - page 6

45. Address the underlying transactions that resulted in your $359,820 credit to additional paid in capital related to the amortization of interest in debt as well as your $213,381 credit to additional paid in capital for related to “dividend option reversed.”

IGC response:  The credit of $359,820 to additional paid in capital is from two transactions:

Oliveira transaction
IGC had a loan from the Steven M. Oliveira 1998 Charitable Remainder Unitrust (“Oliveira”) which was due at the end of September, 2009. The accumulated interest on the loan was $120,000.  IGC exchanged the note plus the accumulated interest of $120,000 for a new promissory note in the principal amount of $2,120,000 payable in full 12 months after the date of issuance and bearing no interest. This transaction was purely an exchange of securities in which no cash was exchanged.  As part of the exchange of notes, IGC issued Oliveira 530,000 shares of its common stock.  On October 5, 2009, the stock closed at $1.72 making the value of the shares issued to Oliveira in the exchange worth $911,600 on the date of issuance.

The accounting for this transaction was determined by “Accounting for an Exchange or Modification That is Substantial,” EITF 96-19 (pre-codified standard).  EITF 96-19 provides that if a modification is substantial, the original debt is considered to be extinguished.

As per the above literature, the Company recorded a loss on extinguishment of debt amounting to $586,785 and also recorded an interest charge for the period from April 1, 2010 to September 30, 2010 (6 months) of $162,407.  This interest is recorded as a credit to equity since there was no cash payout on account of this and the interest charge was settled through the issuance of equity shares.

Bricoleur transaction
IGC borrowed $2,000,000 from Bricoleur Partners, L.P. (“Bricoleur”) on October 16, 2009 for a period of one year.  There was no interest on the loan.  However, in connection with the loan IGC issued 530,000 shares of its common stock to Bricoleur on October 16, 2009. The market value of shares on the date of issue was $2.09 per share, or $1,107,700.

EITF 00-19 provides that when an entity issues debt with other securities, such as warrants to purchase common stock, it should allocate the proceeds based on the relative fair value of each security, unless a security is required to be measured at fair value each reporting period under existing U.S. GAAP.

According to the above literature, the Company recorded an interest cost on the transaction for the period from April 1, 2010 to September 30, 2010 (6 months) of $197,413.  This interest is recorded as a credit to equity since there was no cash payout on account of this and the interest charge was settled through the issue of equity shares.

41 of 52

In summary, the foregoing two transactions for Oliveira and Bricoleur amounted to:

Oliveira transaction	$162,407
Bricoleur transaction	197,413
Total credit to additional paid in capital	$359,820

The $213,381 credit to additional paid in capital for related to “dividend option reversed” is explained below:

We entered into an ATM agency agreement pursuant to which we sold shares in an at-the-market offering, which we terminated after receipt of the Commission’s initial comments relating to our Form 10-K for Fiscal 2010.  We settled all ATM sales through an issuance of securities to the broker under this arrangement within a period of three business days after securities were sold. The amount of USD 213,381 credited to additional paid in capital represents the amount received by us in respect of which we had not, as of December 31, 2010, transferred the securities to the broker. Subsequently, in January 2011, we transferred the securities to the broker to settle the transaction and the above stated amount is part of our outstanding shares for the subsequent quarter.

Statements of Cash Flows - page 7

46. Please revise your statements of cash flows to reconcile from net loss, rather than net loss attributable to common stockholders, as required by FASB ASC 230-10-45-28. Please also note that a reconciling item for non-controlling interest will not be necessary as this amount will already be reflected in net income (loss) for the period.

IGC response:  We will revise the cash flows to reconcile from net loss, rather than net loss attributable to common stockholders, as required by FASB ASC 230-10-45-28.

47. Please clarify whether the $3,001,118 for the issuance of equity shares within cash flows from financing activities is actually cash proceeds. Reconcile the $3,001,118 to the $950,450 for the issuance of common stock reflected in your Consolidated Statements of Stockholders’ Equity.

IGC response:  The $3,001,118 for the issuance of equity shares showing as a financing activity is actually cash proceeds. Following is our reconciliation of stock issuances:

Issuance of common stock

As per statement of equity	950,533

Add: shares subject to rescission rights (net of brokerage)	2,050,585

3,001,118

42 of 52

Note 2 – Significant Accounting Policies

c) Revenue Recognition - page 10

48. You indicate that contract revenue under fixed price contracts is recognized using percentage-of-completion method. Please disclose your accounting policy for pre-contract costs, approved and unapproved change orders, and claims on your percentage-of-completion contracts, if applicable. Please similarly revise your disclosures elsewhere in the filing.

IGC response:  Our policy will be revised to include a discussion of our procedures for accounting for pre-contract costs, approved and unapproved change orders, and claims on our contracts, if applicable.  We will disclose that:

1.	We defer pre-contract costs incurred and write them off over the course of the contract as revenues are earned in order to have a proper matching of revenues and expenses or costs.

2.	We adjust the contract amounts and the related revenues earned for all change orders.

3.	We do not record income for the amount of claims on contracts that we have made claims against. Rather, we record revenues, expenses and income on the client-approved amounts of the contracts only.

49. We note from your discussion in Management’s Discussion and Analysis on page 28 that your cost of revenues increased because you have contracts for rock aggregate and iron ore that you are filling before your quarries become operational. With reference to the nature and terms of the purchase contracts under which you are fulfilling your revenue contracts, please address the appropriateness of recognizing the related revenues on a gross basis.

IGC response:  We expect our aggregate and iron ore costs to be lower when we begin producing from more of our own quarries. Our costs have been higher than anticipated because we are not producing most of the aggregate and iron ore ourselves, but buying them at higher amounts from other suppliers.  In general, in accordance with U.S. GAAP, we do not net costs and expenses against revenues.  We report revenues, costs and expenses at their gross amounts, for both items produced by us and items purchased from others.

Note 7 - Goodwill - page 16

50. It appears that your current market capitalization is significantly below the book value of your equity. Please advise us whether you have performed a recent impairment test. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative and quantitative factors you considered (e. g. reconciliation). If you have performed a recent impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. Given the significant decrease in revenues from the prior comparable period, please tell us how you determined that your goodwill is recoverable at December 31, 2010.

43 of 52

IGC response:  IGC, through its subsidiaries in India, has extensive contracts to supply iron ore to China. These contracts to supply iron ore were being serviced through the seaports situated in the state of Karnataka. However, in July 2010, the government of Karnataka banned the transportation and export of iron ore from ten seaports on its coast because of allegations of illegal mining, storage, and transportation. This ban has adversely impacted the revenues of IGC and other iron ore exporters from Karnataka. We believe that IGC’s current market value is much too low because potential stock purchasers are currently not favoring IGC because of the adverse news about the iron ore export ban. Nonetheless, we believe that this ban will be removed soon.  Our belief stems from a Supreme Court of India ruling made in February, 2011 that instructs the government of Karnataka to do away with the iron export ban during this year.

The goodwill recorded in IGC’s financial statements is the goodwill from the acquisition of Techni Bharathi Limited (TBL). TBL is a road building and heavy construction company. TBL has built highways, rural roads, tunnels, dams, airport runways, and housing complexes. TBL’s goodwill was tested for impairment in March, 2010 and no impairment existed as of then.  Through December, 2010, there have been no indicators of changes in TBL’s prospects and circumstances to raise any concerns about its goodwill becoming impaired. We continue to believe that TBL’s goodwill is entirely recoverable as of December 31, 2010.

Note 13 – Deconsolidation - page 17

51. You disclose that the carrying value of your investment in Sricon as of December 31, 2010 was $8.4 million. Given that you have not been able to obtain financial information of Sricon, please tell us how you assessed this investment for impairment as of December 31, 2010. Please provide us with a detailed explanation of this assessment as well as a summary of your results.  If you have not performed an impairment test, tell us how you concluded that this test was not necessary.

IGC response:  From our prior due diligence on Sricon and our recent past direct experience as a major shareholder, we believe that Sricon:
1.  Is a well-organized, long-established and stable business with highly experienced management.
2.  Consistently conducts its operations in a profitable manner and has a long history of profitability.
3.  Has not experienced any drastic changes in the markets in which it operates.
4.  Has not experienced any changes in ownership interests other than the change in IGC’s ownership interest.
5.  More likely than not has continued to earn substantial net income.

We believe that the investment’s recorded amount is fully recoverable because of the five factors noted above.

44 of 52

Nonetheless, we propose to amend our disclosure to more fully describe our investment in Sricon and its carrying value:  “IGC has been unable to obtain current financial information from Sricon.  We have an $8.4 million investment in Sricon which is substantial.  Lacking Sricon’s current financial statements, we have not been able to record our investment in Sricon a current equity basis.  Instead, the investment is recorded on the equity basis as of three months prior.  We believe, more likely than not, that Sricon has continued its long history of earning substantial net income.  Therefore, we have not recorded any impairment loss on our investment.  If we subsequently learn that Sricon has not been profitable or is not expected to remain profitable, then will record an impairment loss on our investment, which could be very substantial and material to our financial position and results of operations.  We are continuing to seek more current financial information from Sricon.”

52. You indicate that you have not been able to obtain information required for applying the equity method of accounting from the management at Sricon. Therefore, as of December 31, 2010, you are valuing your investment in Sricon at cost. Please tell us the steps you have taken to obtain Sricon’s financial information. In addition, provide us with a comprehensive analysis that supports your conclusion that you are unable to exercise significant influence over Sricon. Your analysis should include your evaluation of all of the facts and circumstances surrounding your investment in Sricon. Refer to ASC 323-10-15-10 through 15-l l.

IGC response:  We have requested current summarized financial information and audited financial statements from Sricon on several occasions.  Specifically, we have taken the following actions to obtain this important information:

1.	Our Accounting Manager, Mr. Sankar, personally visited Sricon in India to obtain the documents without success during July, 2010.

2.	We initiated a legal proceeding before the Company Law Board (CLB), a business court in India, to obtain the necessary information.

3.	The CLB ordered Sricon on January 14, 2011 to allow our inspection of its financial records.

4.	Our law firm in India, UKCA Law Chambers in New Delhi, sent a notice to Sricon on January 21, 2011 of our intent, pursuant to the CLB court order, to inspect its financial records.

5.	Our legal counsel again sent the notice to Sricon on February 8, 2011 of our intent to inspect its financial records.

6.	Mr. Sankar sent an email request and a facsimile request to Sricon requesting the summarized financial information and audited financial statements pursuant to the court order.

7.	Mr. Ram Mukunda and Mr. Santhosh also made at least five personal visits to Sricon during fiscal year 2010 for the purpose of collecting the need financial information.

45 of 52

Regrettably, Sricon failed to meet our requests for the information or arrange for our inspection of its records on a timely basis. We are therefore pursuing the summarized financial information and audited financial statements in further legal proceedings before the CLB.  As it currently stands, IGC has still not been able to obtain current financial statements from Sricon.  We are only receiving statements as of three months prior.

ASC 323-10-15-6 provides that the ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following:

▪	Representation on the board of directors
▪	Participation in the policy making process
▪	Material inter-entity transactions
▪	Interchange of managerial personnel
▪	Technological dependency
▪
Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).

ASC 323-10-15-8 provides that an investment (direct or indirect) of 20 percent or more of the voting stock of an investee shall lead to a presumption that, in the absence of predominant evidence to the contrary, an investor has the ability to exercise significant influence over an investee.  Conversely, an investment of less than 20 percent of the voting stock of an investee shall lead to a presumption that an investor does not have the ability to exercise significant influence, unless such ability can be demonstrated.

ASC 323-10-15-10 provides that evidence that an investor owning 20 percent or more of the voting stock of an investee may be unable to exercise significant influence over the investee's operating and financial policies requires an evaluation of all the facts and circumstances relating to the investment. The presumption that the investor has the ability to exercise significant influence over the investee's operating and financial policies stands until overcome by predominant evidence to the contrary. Indicators that an investor may be unable to exercise significant influence over the operating and financial policies of an investee include the following:

1. Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, that challenges the investor's ability to exercise significant influence.

2.   The investor and investee sign an agreement (such as a standstill agreement) under which the investor surrenders significant rights as a shareholder. Under a standstill agreement, the investor usually agrees not to increase its current holdings. Those agreements are commonly used to compromise disputes if an investee is fighting against a takeover attempt or an increase in an investor's percentage ownership. Depending on their provisions, the agreements may modify an investor's rights or may increase certain rights and restrict others compared with the situation of an investor without such an agreement.

3. Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.

46 of 52

4.   The investor needs or wants more financial information to apply the equity method than is available to the investee's other shareholders. For example, the investor wants quarterly financial information from an investee that publicly reports only annually, tries to obtain that information, and fails.

5. The investor tries and fails to obtain representation on the investee's board of directors.

Our situation analysis is that IGC currently has an ownership of 22.3% in Sricon along with a representation on its board of directors. Based on the guidance at ASC323-10-15-8, since IGC’s ownership in Sricon is more than 20%, there is a presumption that IGC is able to exercise significant influence on Sricon.

However, ASC 323-10-15-10 specifically provides that the indicators described above may help lead to a conclusion that an investor owning 20% or more than 20% is not able to exercise significant influence over the investee's operating and financial policies.  When an investor is unable to obtain from the investee the financial information that is needed to apply the equity method of accounting, it is an indicator that the investor is unable to exercise significant influence over its investee.

In IGC’s case, as noted above, significant efforts have been made to obtain the necessary financial information from Sricon. The director representing IGC on Sricon’s board has also been prevented from attending any of the board’s meetings. Despite of the repeated efforts made by IGC, it has not been able to obtain current financial statements from Sricon.  In addition, there are no other indicators that positively show that IGC is able to exercise significant influence over the operating and financial policies of Sricon.

Based on the above facts and the guidance provided by ASC 323-10-15-10, we conclude that IGC is unable to exercise significant influence over Sricon.  Nonetheless, IGC will continue to pursue Sricon’s current financial information by both legal and other means so that it can apply the equity method of accounting on a current basis, rather than using information from three months prior.

Liquidity and Capital Resources - page 29

53. You indicate that you believe your current cash balances and anticipated operating cash flow will be sufficient to fund your normal operating requirements for at least the next twelve months. We note that your revenues decreased by 76.5% or $10.7 million from the nine months ended December 31, 2009 to the nine months ended December 31, 2010. In addition, on page 24 of your Form 10-K for the year ended March 31, 2010, you indicate that your bank lines in India have been reduced to amounts borrowed and outstanding. Given the information above, please discuss the significant changes in these sources of cash from period to period and the impact of these changes or your liquidity and capital resources. Please further advise how you determined that these sources will still be sufficient to meet your needs over the next twelve months. Please disclose if you expect any alternative sources of funding to be available in the future.

47 of 52

IGC response:  We believe that our sources of cash will be sufficient to meet our needs over the next calendar year because: 1) our cash and cash equivalents at the beginning of the period were $1,470,191; 2) our two rock crushers operating in India are expected to become profitable, generating excess cash after expenses of approximately $1,000,000 over the next twelve months, starting in January 2011; 3) our iron ore trading operations are also projected to be profitable and to contribute approximately $250,000 in cash; 4) we will be able to roll-over our existing short-term debt, and 5) our operating expenses, barring any expansion or new crushers, will be approximately $1,500,000 for the year, including SEC related expenses.

Our projected cash available at the end of the twelve months is $1,220,191, as shown below:

Initial cash and cash equivalents	$1,470,191
Plus forecasted rock crushers net profit	1,000,000
Plus forecasted ore operations net profit	250,000
Projected total cash available for next 12 months	$2,720,191
Less operating expenses (including SEC related expenses)	1,500,000
Projected cash available at the end of the period	$1,220,191

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

54. For each director or person nominated or chosen to become a director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made in light of India Globalization Capital’s business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K.

IGC response:
IGC will provide disclosure in subsequent proxy statements along the following lines for directors that are nominated or chosen to be a director:

Dr. Ranga Krishna has served as Chairman of the Board since December 15, 2005 and as a director from May 25, 2005.  As of June 30, 2010, he was the largest IGC shareholder.  Since 1998, Dr. Krishna has served as the founder and CEO of Rising Sun Holding, LLC, a $120 million construction and land banking company located in New Jersey.  He has founded several other companies that conduct business in India and has, over the years, developed relationships with Indian government officials and Indian business leaders. His in-depth knowledge and long experience in both U.S. and Indian business make him a highly effective board member.

48 of 52

Mr. Richard Prins has over 26 years of experience in private equity investing and investment banking.  He has served as a director since May, 2007.  He has experience serving on the boards of other publicly held companies.  He has excellent knowledge and experience with U.S. capital markets, serving on committees, finance, accounting, and internal control over financial reporting. He brings particularly important experience to the board, especially if IGC seeks additional financing in the U.S. capital markets. Mr. Prins has traveled in India and China.  His knowledge of India and China, as well as, his in-depth experience with U.S. capital markets makes him a highly effective board member.

Mr. Ram Mukunda is IGC’s founder and CEO.  He has served as a director since IGC’s inception on April 29, 2005.  He has traveled extensively through India and has conducted business in India since 1990.  He has more than nine years of experience managing a publicly held company; has acquired and integrated over 15 companies, and is an engineer by training. His in-depth business experience in India, his knowledge of U.S. capital markets, and his engineering background make him a highly effective board member.

Mr. Sudhakar Shenoy has served as our Director since inception. Since January 1981, Mr. Shenoy has been the Founder, Chairman and CEO of Information Management Consulting, Inc., a business solutions and technology provider with operations in the U.S. and in India.  Mr. Shenoy is a member of the Non Resident Indian Advisory Group that advises the Prime Minister of India on strategies for attracting foreign direct investment.  Mr. Shenoy was selected for the United States Presidential Trade and Development Mission to India in 1995.  Mr. Shenoy’s extensive business contacts in India and his experience serving on the boards of public companies in the U.S. make him a highly effective board member.

55. If the board of directors has a policy for the consideration of diversity in identifying director nominees, describe how this policy is implemented and how the board of directors assesses the effectiveness of its policy. See Item 407(c)(2)(vi) of Regulation S-K.

IGC response:  We currently do not have a formal policy for the consideration of diversity in the composition of our board.  We will include a statement to that effect in subsequent proxy statements. If the board adopts such a policy in the future it will include the additional disclosure required by Item 407(c)(2)(vi) of Regulation S-K in subsequent proxy statements.

Governance of the Company - page 8

56. Describe the leadership structure of the board of directors and the role of the board of directors in risk oversight. See Item 407(h) of Regulation S-K.

IGC response:  The Non-Executive Chairman of the Board is Dr. Ranga Krishna. The Executive Chairman is Ram Mukunda, who also serves as IGC’s Chief Executive Officer.  The full Board of Directors of India Globalization Capital, Inc. considers all major decisions of India Globalization Capital, Inc.  All decisions involving strategy, finance, joint venture agreements, partnerships and acquisitions are first discussed with our Chairman Dr. Krishna and Richard Prins. If decisions require board approval, then they are presented to the full board. If they do not require board approval, they are implemented after an informal consent, either oral or by email, of Dr. Krishna and Mr. Prins.  The Board of Directors has established a standing Audit Committee and Compensation Committee so that certain important matters can be addressed in more depth than may be possible in a full Board of Directors meeting. Each committee operates under a charter.

49 of 52

The Board of Directors determines the best board leadership structure for India Globalization Capital, Inc. from time to time. India Globalization Capital, Inc. recognizes that different board leadership structures may be appropriate for companies in different situations. Since December 2005 (prior to the completion of the Company’s initial public offering) India Globalization Capital, Inc. has had a separate Chairman of the Board and Chief Executive Officer. The Board elects the Chairman and Chief Executive Officer annually.  Prior to December 2005, our Chief Executive Officer Ram Mukunda also served as Chairman of the Board.  Dr. Ranga Krishna, Chairman of the Board, has never held a management position at the Company.

India Globalization Capital, Inc. believes that its current leadership structure, with Mr. Mukunda serving as Chief Executive Officer and Dr. Krishna serving as Chairman of the Board, is the optimal structure for India Globalization Capital, Inc. at this time. The Chief Executive Officer and the Chairman of the Board have an excellent working relationship. That leadership structure also provides the significant benefits that come from Dr. Krishna’s long tenure as Chairman of the Board and his prior service as a director or advisor of the Company from the Company’s inception.  We also benefit from Mr. Prins’ experience.  Dr. Krishna and Mr. Prins speak with the CEO at least once a day. They also review all of our filings, including press releases.  Both Dr. Krishna and Mr. Prins visit our operations in India at least once a year and speak regularly with key staff in India by video conference.

The Board of Directors retains responsibility for risk oversight for India Globalization Capital, Inc. The Board of Directors is routinely called upon in the exercise of its business judgment to assess the risk involved in matters brought to it for consideration. As a part of the strategic planning process the directors assess the risk involved in the strategic plan of India Globalization Capital, Inc.

Summary Compensation Table – page 16

57. Please disclose the information required by Item 402(n)(2)(vi) of Regulation S-K and Instruction 1 to this item.

IGC response:  The number of options awarded to management and directors was 1,413,000.  The number of shares granted was 78,820.  Using Black-Scholes the value of the options were estimated at $90,997 in the aggregate and the stock was valued at $39,410.  The value of the options awarded to management was $45,917, with the remaining being awarded to the directors.  The assumptions used for the Black-Scholes calculation were: term of five years, annualized volatility at 35.35%, risk free interest rate of 1.984%, strike price at $1.00, and current price of $.50.  The options vested immediately upon grant.

58. Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table. See Item 402(o) of Regulation S-K.

IGC response:  On May 22, 2008, IGC and its subsidiary India Globalization Capital Mauritius (“IGC-M”) entered into an employment agreement with IGC’s CEO, Mr. Ram Mukunda.  The employment agreement is effective as of March 8, 2008.  It provides that Mr. Mukunda will receive a salary of $300,000 per year for services to IGC and IGC-M as Chief Executive Officer.  The agreement provides that IGC’s board of directors may review and set targets for bonuses on an annual basis.  The agreement also provides for benefits, including insurance, twenty days of paid vacation, a car (subject to partial reimbursement by Mr. Mukunda of lease payments for the car), and the reimbursement of business expenses.

50 of 52

The term of the employment agreement is five years, after which employment will become at-will. IGC and IGC-M may terminate the agreement for death, disability and cause.  In the event of a termination without cause, IGC would be required to pay Mr. Mukunda his full compensation for 18 months or until the term of the employment agreement is set to expire, whichever is earlier.

The employment agreement contains provisions for the protection of IGC's and IGC-M’s confidential information.  It also provides for a non-competition period following the term of Mr. Mukunda’s employment.

No other employee or director has an employment agreement with IGC.  The employment agreement can be found in IGC’s Form 8-K at: http://www.sec.gov/Archives/edgar/data/1326205/000118518508000437/ex10-1.htm.

Compensation of Directors – page 17

59. Please tell us to what footnote (3) relates.

IGC response:  There was a typographical mistake in the filing. Footnote (3) refers to Mr. Suhail Nathani’s non-qualified option to purchase 100,000 shares of IGC’s common stock at $1.00 granted on May 13, 2009 exercisable in full upon the date of grant for a period of five years, as corrected below:

Compensation of Directors

The following table sets forth all compensation awarded to, earned by or paid to the directors in the fiscal year ended March 31, 2010 for service as directors:

Name	Fees Earned Or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Ram Mukunda	0	0	0	0	0	0	$0
Dr. Ranga Krishna (1)	0	0	$22,540	0	0	0	$22,540
Sudhakar Shenoy (2)	0	0	$8,050	0	0	0	$8,050
Richard Prins (2)	0	0	$8,050	0	0	0	$8,050
Suhail Nathani (3)	0	0	$6,440	0	0	0	$6,440

(1)	Non-qualified option to purchase 350,000 shares of the Company’s common stock at $1.00 granted on May 13, 2009 exercisable in full upon the date of grant for a period of 5 years.
(2)	Non-qualified option to purchase 125,000 shares of the Company’s common stock at $1.00 granted on May 13, 2009 exercisable in full upon the date of grant for a period of 5 years.
(3)	Non-qualified option to purchase 100,000 shares of the Company’s common stock at $1.00 granted on May 13, 2009 exercisable in full upon the date of grant for a period of 5 years.

51 of 52

60. Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in this table. See Item 402(r)(3) of Regulation S-K.

IGC response:  The options are valued using Black-Scholes.  The value of the options awarded to the directors was estimated at $45,080 in the aggregate. The assumptions used for the Black-Scholes calculation were the following: term 5 years, annualized volatility 35.35%, risk free interest rate 1.984%, strike price $1.00, and current price $.50.  The options vest immediately. There are no fees or retainers paid to the directors.  Each director is awarded options 1) for his service as a member of the board, 2) for serving on committees, and 3) for chairing the board, or a committee.

FORM 8-K FILED ON FEBRUARY 1, 2011

61. Given that you filed your Form for the year ended March 31, 2010 on January 28, 2011, please tell us what consideration you gave to filing an Item 4.02 8-K. lf you decide to file an Item 8-K, please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including but not limited to the following:

▪	the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;
▪	brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and
▪	a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed the matter with your independent accountant.

IGC response:  The audit committee discussed with the independent auditors whether the filing of an Item 4.02 8-K was warranted.  The discussion resulted from the SEC's comment that the financial statements for the year ended March 31, 2010 filed on July 14, 2010 with IGC’s initial Annual Report on Form 10-K did not comply with the requirements of Rule 2-02 under Regulation S-X.  IGC did not comply because the financial statements contained a qualified opinion with respect to IGC’s deconsolidation of Sricon.  The independent auditors did not provide us with a notice that would have required filing an Item 4.02 8-K under paragraph (b) of Item 4.02.  In light of that fact, and the fact that the only change to the financial statements filed with the Form 10-K/A was a revised report of the independent auditors containing an unqualified audit opinion, the audit committee concluded that the filing of an Item 4.02 8-K under paragraph (a) of Item 4.02 was not warranted.

IGC acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IGC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

52 of 52